SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                 JOAN H. PRUSSE
                                  1999 BROADWAY
                                   SUITE 4300
                             DENVER, COLORADO 80202
                                 (303) 296-5647
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      J. Landis Martin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a) [ ]
             (b) [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                  846,817
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 -0-
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                   846,817

                               10     SHARED DISPOSITIVE POWER

                                                   -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      846,817

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.2%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1999 Broadway, Suite 4300, Denver, Colorado 80202.

Item 2.  Identity and Background.

     (a) This Statement is filed by J. Landis Martin.

     (b)-(c) Mr. Martin is the Chairman, President and Chief Executive Officer of the Company. Mr. Martin's business address is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

     (d)-(e) During the last five years, Mr. Martin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Martin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Martin is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds (including commissions) Mr. Martin used to acquire the Shares reported in this Statement were as follows:

     Mr. Martin invested approximately $1,517,800 to purchase the Company's common stock that Mr. Martin holds, and approximately $150,000 to purchase the 3,000 6-5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust I (the "BUCS") that Mr. Martin held until such securities were exchanged in a Company tender offer on September 1, 2004 for shares of the Company's 6-3/4% Series A Convertible Preferred Stock (the "Series A Preferred"). In addition, Mr. Martin acquired 100,000 BUCS on December 15, 2003 in a privately negotiated transaction the consideration for which was 57,000 shares of Valhi, Inc. common stock and $982,840, which BUCS were also exchanged for Series A Preferred in the Company tender offer. Funds used by Mr. Martin to acquire Shares and BUCS were personal funds.

     Mr. Martin understands that the funds used to acquire BUCS and Shares by the limited liability company described in Item 5 and his family members that own Shares were personal funds.

     No portion of the funds described in response to this Item 3 was from a loan made in the ordinary course of business by a bank.

Item 4.  Purpose of Transaction

     Mr. Martin purchased all of the Shares that he owns for investment purposes.

     Depending upon his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, Mr. Martin's tax or estate planning objectives and cash needs, stock market and general economic conditions), Mr. Martin or other entities or persons that may be deemed to be affiliated with him, may from time to time purchase Company securities, and Mr. Martin, or other entities or persons that may be deemed to be affiliated with him, may from time to time dispose of all or a portion of the Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     Mr. Martin understands that the Series A Preferred and Shares owned by the limited liability company described in Item 5 and his family members that own Shares are held for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Martin may be deemed to beneficially own 846,817 Shares, (approximately 5.2% of the outstanding Shares, based on the 15,915,410 Shares outstanding as of September 1, 2004 and the Shares obtainable upon conversion of the Series A Preferred held by Mr. Martin and upon exercise of certain options held by Mr. Martin). The Shares deemed to be beneficially owned by Mr. Martin include 519,650 Shares directly held by Mr. Martin, 171,667 Shares obtainable upon exercise of 103,000 shares of Series A Preferred directly held by Mr. Martin, and 155,500 Shares obtainable within 60 days upon exercise of options granted under the Company's 1996 Long Term Performance Incentive Plan.

     Members of Mr. Martin's family are the direct holders of 14,700 Shares (or approximately 0.9% of the outstanding Shares). Mr. Martin may be deemed to be the beneficial owner of the 14,700 Shares directly held by members of his family, but disclaims beneficial ownership of such Shares. Mr. Martin is one of the members of a limited liability company (the "LLC") which is the direct holder of 30,000 shares of Series A Preferred that are convertible into 50,000 Shares (or approximately 0.3% of the outstanding Shares assuming the full conversion of only the Series A Preferred held by the LLC). Mr. Martin does not, by virtue of being a member of the LLC or otherwise, control voting or disposition of the Series A Preferred held by the LLC and, as a result, Mr. Martin disclaims beneficial ownership of such Series A Preferred. Mr. Martin also currently has vested options to acquire an additional 94,500 Shares; however, such options are not exercisable because they are currently out-of-the-money.)

     (b) Mr. Martin has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to the Company securities he beneficially owns. Mr. Martin understands that the LLC and his family members that own Shares have the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to the Company securities they own.

     (c) During the past 60 days, Mr. Martin has effected the following transactions in the Company's securities:

     o On August 12, 2004, Mr. Martin gifted 2,270 Shares to a non-profit organization;
     o On August 12, 2004, Mr. Martin gifted 1,500 Shares to a non-profit organization; and
     o On September 1, 2004, Mr. Martin exchanged 103,000 BUCS for 103,000 shares of Series A Preferred pursuant to the Company's exchange offer.

     In August 2004, the Company consummated a five-for-one stock split of the Company's common stock. The record date for the stock split, which was effected in the form of a dividend, was the close of business on August 19, 2004, and the distribution date of the new shares effecting the stock split was August 26, 2004.

     Mr. Martin understands that on September 1, 2004, the LLC exchanged 30,000 BUCS for 30,000 shares of Series A Preferred in the Company's exchange offer.

     (d) Mr. Martin has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities he beneficially owns. Mr. Martin understands that the LLC and his family members that own Shares have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities they own.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information included in Items 3 and 4 of this Statement is incorporated herein by reference.

     Other than as set forth above, Mr. Martin does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 3, 2004




                                                        /s/ J. Landis Martin
                                                        ------------------------
                                                            J. Landis Martin